AKP
12/17/02

02054766

JC 12/12/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-29504 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10-01-01 (MM/DD/YY) AND ENDING 9-30-02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fiduciary Financial Services Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
600 Fifth Avenue
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Corcoran (650)525-7510 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

333 Market St. (Address) San Francisco (City) CA (State) 94105 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

NOV 29 2002
180 SECTION

PROCESSED
DEC 23 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Michael J. Corcoran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fiduciary Financial Services, Corp., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Mary T. Sevilla
Notary Public

MARY T. SEVILLA
COMM. # 1272047
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
COMM. EXP. AUG. 24, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

# Fiduciary Financial Services Corp.

Report on Audit of Statement of Financial Condition
September 30, 2002

# PricewaterhouseCoopers

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Accountants**

Fiduciary Financial Services Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fiduciary Financial Services Corp. (the "Company") as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 15, 2002

# Fiduciary Financial Services Corp.
## Statement of Financial Condition
## September 30, 2002

| | | |
|---|---|---|
| **Assets** | | |
| Cash equivalents | $ | 2,210,000 |
| Due from parent and affiliates | | 308,995 |
| Commissions receivable | | 49,791 |
| Deferred tax assets | | 496,839 |
| Property and equipment, net | | 15,158 |
| Other asset | | 100,060 |
| Total assets | $ | 3,180,843 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities: | | |
| Trade payables and accrued expenses | $ | 645,639 |
| Due to affiliates | | 218,556 |
| Total liabilities | | 864,195 |
| Stockholder's equity: | | |
| Common stock, $1,000 par value; 1,000 shares authorized; 100 shares issued and outstanding | | 100,000 |
| Capital in excess of par value | | 188,135 |
| Retained earnings | | 2,028,513 |
| Total stockholder's equity | | 2,316,648 |
| Total liabilities and stockholder's equity | $ | 3,180,843 |

The accompanying notes are an integral part of these financial statements.

## Fiduciary Financial Services Corp.
### Notes to Statement of Financial Condition

**1. Nature of Business**

Fiduciary Financial Services Corp. (the "Company") is a wholly-owned subsidiary of Fiduciary Investment Company which is a wholly-owned subsidiary of Fiduciary Trust Company International (the "Parent"), which, in turn, is a wholly owned subsidiary of Franklin Resources, Inc. ("Franklin").

The Company has an agreement with a broker-dealer whereby it clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis. Accordingly, the Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

**2. Significant Accounting Policies**

**Basis of presentation**

The financial statement is prepared in accordance with accounting principles generally accepted in the United States which require the use of estimates made by management. Actual amounts may differ from these estimates.

**Cash equivalents**

Cash equivalents consist of amounts held in a money market fund. Due to the relatively short-term nature of these instruments, the carrying value approximates fair value.

**Income taxes**

The Company is included in the consolidated Federal tax returns filed by Franklin and is included in the combined New York state and city tax returns filed by the Parent. The Company provides for income taxes equal to amounts which would be payable on the Company's income if calculated on a separate return basis.

**Property and equipment**

Property and equipment are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives.

**3. Transactions with Customers**

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. As of September 30, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

**4. Property and Equipment**

The following is a summary of property and equipment as of September 30, 2002:

| | |
|---|---|
| Furniture and equipment | $ 18,498 |
| Less accumulated depreciation | (3,340) |
| Total | $ 15,158 |

**5. Income Taxes**

The components of the net deferred tax asset as of September 30, 2002 are as follows:

**Deferred tax assets:**

| | |
|---|---|
| Net operating loss carryforwards | $ 203,232 |
| Retirement plan | 132,457 |
| Retention compensation | 84,209 |
| Benefit health care plan | 71,136 |
| Restricted stock compensation plan | 5,805 |
| Total deferred tax assets | $ 496,839 |

**6. Related Party Transactions**

The Company provides brokerage services to the Parent for which it charges a fee. In addition, certain expenses are allocated to the Company for costs incurred by affiliated companies, which benefit the Company. Amounts due to, due from affiliates relate to these transactions.

**7. Employee Benefit Plans**

Franklin sponsors an Annual Incentive Plan and other incentive programs covering employees of Franklin and its U.S. Subsidiaries.

Following the acquisition of the Company by Franklin, a retention pool aimed at retaining key Fiduciary employees was established. Salaried employees who remain continuously employed through applicable dates are eligible for compensation under this program.

The Company participates in a non-contributory defined benefit retirement plan (the "Pension Plan") of the Parent covering substantially all employees who have attained age 21 and completed one year of service.

The Company also participates in the Parent's employee savings plan (the "Employee Savings Plan"), covering substantially all employees who have attained age 21 and completed one year of service. The Plan provides for pre-tax contributions by employees, and for the Parent to match a portion of such employee contributions and to make additional contributions at the discretion of the Parent's Board of Directors.

The Company participates in a defined benefit health care plan of the Parent that provides postretirement medical benefits to full-time employees who have worked ten years and attained age 55 while in service with the Company. The plan is contributory, with retiree contributions determined by length of service and base salary as of the date of retirement. The retiree contribution rate is reviewed annually to anticipate health care rate changes for that year. The Company pays for medical benefits when the retiree incurs them.

## 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6 2/3% of aggregate indebtedness, or $50,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2002, the Company had net capital of $1,351,396, which was $1,293,783 in excess of its required net capital of $57,613. The Company's ratio of aggregate indebtedness to net capital was 0.64 to 1.